Exhibit

Exhibit Description

99.1	Announcement on 2013/10/29: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2013/10/30: To announce important resolutions from Board Meeting

99.3	Announcement on 2013/10/30: To announce the unconsolidated operating results for the third quarter of 2013

99.4	Announcement on 2013/11/13: To announce UMC will attend investor conferences on 2013/11/18

99.5	Announcement on 2013/11/8: October Revenue

99.6	Announcement on 2013/11/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/08/07~2013/10/29
3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $560,193,672 NTD; total transaction price: $ 560,193,672 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.2

To announce important resolutions from Board Meeting

1.Date of occurrence of the event:2013/10/30

2.Company name: UNITED MICROELECTRONICS CORP.

3.Relationship to the Company (please enter “head office” or “subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Name of the reporting media: N/A

6.Content of the report: N/A

7.Cause of occurrence:

The board meeting has approved the following important resolutions:

(1) Approved establishment of the Capital Budget Committee.

(2) Approved this round’s capital budget execution of NTD 11,746 million towards capacity deployment.

8.Countermeasures:None

9.Any other matters that need to be specified: None

Exhibit 99.3

To announce the unconsolidated operating results for the third quarter of 2013

Date of events:2013/10/30
Contents:
1.Date of occurrence of the event:2013/10/30
2.Company name: UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4.Reciprocal shareholding ratios: N/A
5.Name of the reporting media: N/A
6.Content of the report: N/A
7.Cause of occurrence:

UMC Reports Third Quarter 2013 Results

Results Top 3Q Guidance, Company Sees Slowdown in 4Q

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2013.

Revenue was NT$33.41 billion, with gross margin at 22.0% and operating margin at 7.2%. Net income attributable to the stockholders of the parent was NT$3.48 billion, with earnings per ordinary share of NT$0.28.

Mr. Po-Wen Yen, CEO of UMC, said “In the third quarter of 2013, the foundry segment recorded NT$31.60 billion in revenues, with profit margin from foundry operations of 9.0%. Wafer shipments hit an all-time high of 1.329 million 8-inch equivalent wafers, bringing overall capacity utilization to 87%. The New Business segment recorded NT$1.83 billion in revenue, with net loss of NT$0.51 billion, down from a loss of NT$0.57 billion in 2Q13. 40nm business continued to grow and accounted for 20% of sales during 3Q13.”

CEO Yen added, “During the last couple of quarters, the engineering group has focused relentlessly on yield enhancement activities to improve our 28nm manufacturing technologies. These accumulated efforts enabled 28nm Poly SiON and HK/MG yields to accelerate its climb. This accomplishment allows our pre-production customers to shift closer towards volume production, and concurrently shortens the time required for new customer adoption of UMC’s 28nm platform. In the upcoming months, we look forward to further optimizing 28nm yield levels to move more customers towards volume production. In terms of specialty technologies, UMC continues to lead the foundry sector in high-voltage (HV) manufacturing processes used for applications such as driver ICs in mobile devices. Our unique HV technologies increase our customers’ competitiveness so they may further gain market share in today’s growing display industry.”

CEO Yen continued, “For the fourth quarter, we have seen a decline in wafer demand. Primary factors that led to a weakened outlook stemmed from seasonal correction, supply chain inventory control and the uncertainties culminating in the macro economy. We firmly believe UMC is well positioned to benefit from the robust 28nm demand in the mobile industry for the next several years. To secure long-term foundry growth, UMC continues to deploy our advanced logic/mixed mode and specialty derivative technology offerings. UMC’s diversified product portfolio will enhance our manufacturing flexibilities to accommodate additional customer production requirements, broaden our business scale and solidify our position as a one of the leading players in the foundry industry.”

Fourth Quarter of 2013 Outlook & Guidance :
Foundry Segment Wafer Shipments: 8-10% decrease
Foundry Segment ASP in US$: Will decrease by approximately 2%
Foundry Segment Profitability: Operating margin to be approximately break-even
Foundry Segment Capacity Utilization: Mid 70% range
Guidance to New Business Segment: Revenue to be approximately NT$2.2bn and operating loss to be approximately NT$550m

8.Countermeasures:N/A
9.Any other matters that need to be specified: N/A

Exhibit 99.4

To announce UMC will attend investor conferences on 2013/11/18

1.Date of the investor conference:2013/11/18

2.Time of the investor conference:09:00

3.Location of the investor conference: Grand Hyatt Hotel, Taipei

4.Brief information disclosed in the investor conference: The Company will attend the “dbAccess Taiwan Conference 2013”, held by Deutsche Bank.

5.The presentation of the investor conference release: It will be the same as the investor conference on 2013/10/30.

6.Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com

7.Any other matters that need to be specified: None.

Exhibit 99.5

Nov 8, 2013
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3)
Endorsements and guarantees 4) Financial derivative transactions for the period of July 2013.

1)	Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%
October	Net sales	10,467,850	10,053,032	414,818	4.13%
2013	Net sales	103,560,742	96,873,442	6,687,300	6.90%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) :

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,385,000	1,385,000	41,379,382
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.6

United Microelectronics Corporation
For the month of October, 2013

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of Sep 30, 2013	Number of shares as of Oct 31, 2013	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	Sep30, 2013	Oct 31, 2013	Changes
—	—	—	—	—